

December 7, 2012

<u>Via E-mail</u>
Mr. Brad Knight
Chief Executive Officer
Lighting Science Group Corporation
1227 South Patrick Drive, Building 2A
Satellite Beach, Florida 32937

> **Re: Lighting Science Group Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 14, 2012**
> **File No. 000-20354**

Dear Mr. Knight:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the Fiscal Quarter Ended September 30, 2012</u>

<u>Financial Statements, page 1</u>

<u>Note 11: Earnings (Loss) per Share, page 21</u>

1. Refer to the second paragraph of page 19 and explain to us why the fair value of the Repurchase Obligations was considered a deemed dividend applicable only to Pegasus Capital and affiliates, the Registrant's controlling shareholder. Explain to us how the terms of LSGC letter Agreement and the related Repurchase Obligation resulted in the establishment of two classes of common stock in accordance with ASC 260-10-45-59A through 45-70.

Note 15. Commitments and Contingencies

Legal Proceedings, page 25

2. We note from the second paragraph of Note 15 on page 25 that Geveran Investments Limited filed a lawsuit in June 2012 seeking rescission of its $25.0 million investment in Lighting Science Group Corp. Tell us how you have accounted for this lawsuit at September 30, 2012 and of your consideration of whether or not the 6,250,000 common shares purchased by Geveran Investments Limited should be classified as temporary equity because they may be subject to rescission.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Zvi Raskin, Esq. General Counsel and Secretary